Xilio Therapeutics, Inc.

828 Winter Street, Suite 300

Waltham, MA 02451

November 16, 2022

VIA EDGAR SUBMISSION

U.S. Securities and Exchange Commission

Division of Corporation Finance, Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention: Christine Westbrook

Re:	Xilio Therapeutics, Inc. Registration Statement on Form S-3 File No. 333-268264 Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Xilio Therapeutics, Inc. hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-268264), so that it may become effective at 4:00 p.m., Eastern time, on November 18, 2022, or as soon as practicable thereafter, or at such later time as the Registrant or its counsel may orally request via telephone call to the staff.

Very truly yours,

Xilio Therapeutics, Inc.

By:	/s/ René Russo
Name: René Russo
Title: Chief Executive Officer